Exhibit 99.72
News Release
Theratechnologies announces positive vote by FDA Advisory Committee for tesamorelin
Montreal, Canada — May 27, 2010 — Theratechnologies (TSX:TH) today announced that the U.S. Food and Drug Administration (“FDA” or the “Agency”) Endocrinologic and Metabolic Drugs Advisory Committee recommended by a 16 to 0 unanimous vote that tesamorelin, a growth hormone releasing factor, should be granted marketing approval by the FDA for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, based on a favorable benefit-risk profile.
“We are pleased with the outcome of the Advisory Committee. This recommendation reinforces our belief that the tesamorelin benefit-risk profile seen in clinical trials in HIV-patients with excess visceral abdominal fat supports approval for this indication,” commented Mr. Yves Rosconi, President and Chief Executive Officer of Theratechnologies. “The Advisory Committee recommendation is another important step forward for the Company. It is especially significant for those patients who suffer from this serious metabolic complication, where today no treatment option exists,” Mr. Rosconi concluded.
Although advisory committees provide their recommendations to the Agency, the final decisions on marketing approvals are made by the FDA. The FDA has indicated that the action goal date, which is the target date for the FDA to complete its review of the tesamorelin New Drug Application, will be July 27, 2010.
In 2008, Theratechnologies entered into a collaboration and licensing agreement with EMD Serono, Inc. (an affiliate of Merck KGaA, Darmstadt, Germany), for the exclusive commercialization rights to tesamorelin in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.
About HIV-Associated Lipodystrophy
Several factors including a patient’s antiretroviral drug regimen and the HIV virus itself are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for the excess abdominal fat in HIV-infected patients with lipodystrophy.
About tesamorelin
Tesamorelin is a novel, stabilized analogue of growth hormone releasing factor (GRF). GRF is a hypothalamic peptide that acts on the pituitary cells in the brain to stimulate the synthesis and pulsatile release of endogenous growth hormone (GH).
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to: information regarding the growth of Theratechnologies through the development of tesamorelin and additional clinical programs. Words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the inability of Theratechnologies to further develop tesamorelin as a result of serious adverse events related to its administration or non-conclusive results from additional development programs. The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements.
Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date. The Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:
Investor relations contact
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-331-4320
communications@theratech.com

Media contacts
Media in Canada, please contact:
Roch Landriault
National Public Relations
Phone: 514-843-2345
rlandriault@national.ca
Media in the United States, please contact:
Becky Lauer
MS&L Group
Mobile: 917-304-6138
Office: 212-468-4125
becky.lauer@mslworldwide.com